STRATUM HOLDINGS, INC.

Three Riverway, Suite 1500

Houston, Texas 77056

(713) 479-7000

Fax (713) 975-6271

June 6, 2008

Mr. Jonathan Wiggins

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stratum Holdings, Inc.
Item 4.01 Form 8-K
Filed June 3, 2008
File No. 0-51229

Dear Mr. Wiggins:

On behalf of Stratum Holdings, Inc. (the “Company”), this letter sets forth the Company’s response to the comment of the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 4, 2008 (the “Comment Letter”) with respect to the Company’s Current Report on Form 8-K filed on June 3, 2008.  For your convenience, we have repeated in italics the comment of the Staff exactly as given in the Comment Letter and set forth below the comment is the Company’s response.

Comment:

1.                                      Please amend your Form 10-QSB for the quarter ended March 31, 2008 to disclose that the financial statements have not been reviewed by an independent public accountant as required by Item 310(b) of Regulation S-B.

Response:

On June 5, 2008, the Company filed an amended Form 10-QSB report for the quarter ended March 31, 2008.  The first paragraph of Note 1 to the financial statements of the amended Form 10-QSB report was revised to indicate that such financial statements were not reviewed by an independent public accountant as required by Item 310(b) of Regulation S-B.  For your convenience, we enclose a marked copy of our amended Form 10-QSB report for the quarter ended March 31, 2008.

*****

As requested in the Comment Letter, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me in the Houston office at (713) 479-7050, or contact me by fax at (713) 975-6271.

Sincerely,

/s/ D. Hughes Watler, Jr.
D. Hughes Watler, Jr.
Chief Financial Officer